EXHIBIT 3.6
One Time Waiver by the Board of Directors of the Company
On October 17, 2011, Navistar International Corporation (the “Company”) announced that its board of directors has extended the deadline for stockholders to nominate directors to the board for consideration at the 2012 annual meeting from October 18, 2011 to November 15, 2011.  Any director nominations received by the Company on or prior to November 15, 2011 and otherwise complying with the Company's bylaws may be submitted to stockholders at the 2012 annual meeting.

E-2